Exhibit 99.5


11 September, 2002

Tomkins acquires US HVAC ducting business

     The Air Systems Components group of Tomkins plc, the global manufacturing and engineering group, has acquired Ward Industries Inc. ("Ward").


     Ward manufactures and sells a complete range of ductwork accessory products for the residential and commercial HVAC market under the Ward brand, which will be retained. Its products include ductwork connectors, access doors, fire dampers, gaskets, sealants, hangers and ductwork tools. Ward's net assets are approximately $4 million and it has annual sales of approximately $15 million from its manufacturing facility in Monessen, Pennsylvania.


     Jim Nicol, Chief Executive of Tomkins plc, commented: "This acquisition, albeit a small one, provides us with a new and complementary product offering in the residential and commercial construction markets. Following on from our recent acquisitions of American Metal Products and Superior Rex, it is a further step in our strategy of growing the Air Systems Components' business within niche markets."


     Enquiries to:

     Stephen Devany
     Tomkins plc
     Head of Corporate Communications
     Tel: +44 (0) 20 8877 5153


     Finsbury
     Rollo Head
     Charlotte Festing
     Tel: +44 (0) 20 7251 3801